9800 Fredericksburg Road

San Antonio, Texas 78288

December 9, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Additional Comment on Post-Effective Amendment No. 131
to the Registration Statement on Form N-1A of USAA Mutual Funds Trust
(File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below is a comment that was provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on December 1, 2016, concerning Post-Effective Amendment No. 131 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on September 28, 2016, on behalf of the USAA Money Market Fund, USAA First Start Growth Fund, USAA Income Fund, USAA Income Stock Fund, USAA High Income Fund, USAA Intermediate-Term Bond Fund, and USAA Short-Term Bond Fund, series of the Trust (the Funds), and the Trust's response thereto.

The Staff's comment is set forth in italics and is followed by the Trust's response. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1. Comment: The Staff notes your response to prior Comment Number 24, within the Responses to Comments on the Post-Effective Amendment, which was filed with the SEC on November 23, 2016, and reissues the Comment with additional guidance. Item 16 of Form N-1A requires you to describe each Fund's policy with respect to concentrating investments in a particular industry or group of industries. To avoid creating an impermissible freedom of action, each Fund should have separate policies as required by Section 8(b) of the Investment Company Act of 1940, as amended, unless the policies across all Funds are identical. These separate policies should be disclosed, per Item 16 of Form N-1A, on a Fund by Fund basis. The wording of the policy is insufficient, as it does not inform investors whether or not their particular Funds may concentrate. Please revise accordingly or explain why no revision is necessary.

Response: The Trust has made the requested change. The Trust notes that when the policy relating to the concentration of investments in a particular industry or group of industries was approved by shareholders of each Fund on July 19, 2006, the policy expressly identified other series of the Trust that would be permitted to concentrate in an industry or group of industries. However, none of the Funds described in the Post-Effective Amendment have a policy to concentrate in a particular industry or group of industries. Accordingly, the disclosure in the Post

Effective Amendment has been revised as described below. In addition, any future series of the Trust with a policy to concentrate will be expressly identified as having such a policy.

Each Fund"�(2)  ~~except for any Fund that is concentrated in an industry or group of industries within the meaning of the 1940 Act,~~  may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust